Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst”)
Suite 1600
250 Howe Street
Vancouver, BC V6C 3R8

Item 2.	Date of Material Change

October 6, 2006

Item 3.	News Release

On October 6, 2006, Catalyst issued a press release relating to the material change described below. The press release was distributed by Canada Newswire.

Item 4.	Summary of Material Change

On October 6, 2006, Catalyst terminated its shareholder rights plan (the “Rights Plan”) and redeemed all outstanding rights in accordance with the Rights Plan.

Item 5.	Full Description of Material Change

On Friday, October 6, 2006, the Board of Directors of Catalyst terminated Catalyst’s Rights Plan and redeemed all outstanding rights in accordance with the Rights Plan. The redemption satisfies one of the conditions of the unsolicited take-over bid to purchase up to 39,000,000 common shares in the capital of Catalyst (the “Offer”) made by CTOE LLC, a limited liability company formed under the laws of the State of Delaware (“CTOE”). The Offer indicates that (i) CTOE was created at the request of Third Avenue Management LLC (“TAM”) solely for the purpose of making the Offer, and (ii) as portfolio manager or investment advisor, TAM currently exercises control or direction over 42,503,313 common shares of Catalyst, representing approximately 19.8% of Catalyst’s issued and outstanding common shares.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following senior officer of Catalyst is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone: (604) 654-4319
Fax: (604) 654-4070

Item 9.	Date of Report

October 10, 2006